Exhibit 1.01

Brookfield Business Partners L.P.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2020

I.	Background

This is the Conflict Minerals Report (“Report”) of Brookfield Business Partners L.P. (“Brookfield Business Partners”) in respect of its subsidiary, Clarios Global LP (“Clarios”), for calendar year 2020 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). As used in this Report, and except where the context otherwise requires, the “Company”, “Clarios”, “we” and “our” refer to Clarios and its majority-owned subsidiaries and variable interest entities that are required to be consolidated.

The term “conflict mineral” is defined to include cassiterite, columbite-tantalite, gold, and wolframite and their derivatives, including tantalum, tin, and tungsten (“3TG”), regardless of their source.

The term “Covered Countries” is defined as the Democratic Republic of the Congo (the “DRC”) and the countries adjoining the Democratic Republic of the Congo.

II.	Company and Supply Chain Overview

Clarios is a subsidiary of Brookfield Business Partners, a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Clarios, formerly Johnson Controls Power Solutions, operates as a global energy storage business and is a world leader in advanced energy storage solutions.

We partner with our customers to meet increasing market demand for smarter applications, on a global scale. Our 16,000 employees develop, manufacture, and distribute a portfolio of evolving battery technologies for virtually every type of vehicle. Technologies that deliver uniquely sustainable, next-generation performance, and bring reliability, safety, and comfort to everyday lives. We seek to add value at every link in the supply chain, contributing to the progress of the communities we serve and the planet we all share.

As a large multinational company, Clarios has a complex, multi-tiered supply chain. The products that the Company manufactures are highly engineered and contain materials from a network of globally dispersed suppliers.

Additional information about the Company and its core businesses may be obtained by accessing Clarios’ corporate website at: https://www.clarios.com.

III.	Product Description

Clarios has a robust portfolio of innovative lead-acid and lithium-ion battery technologies designed to power nearly every type of passenger, commercial and recreational vehicle from conventional to fully electric.

Clarios is a leading global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck, and utility vehicle. The Company serves both automotive original equipment manufacturers (“OEMs”) and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid, and electric vehicles.

IV.	Conflict Minerals Disclosure

Clarios takes seriously the responsibility we have to ensure that raw materials are sourced responsibly. Our conflict minerals process and policy are designed to conform to the primary principles of the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”) Guidance.

A. Due Diligence Process

1.	Establish Strong Company Management Systems

Code of Ethics

The Clarios Code of Ethics, called “Our Way,” guides all of our processes and actions as a company. It sets our policies across a wide array of areas and provides specific guidance on the behaviors that allow us to implement our culture globally, including avoiding the use of materials sourced from the Covered Countries minerals. Compliance with our Code of Ethics and our Anti-Corruption Policy is a condition of employment. Clarios trains its employees on a variety of anti-corruption and related matters, including the Foreign Corrupt Practices Act, anti-bribery statements from our Code of Ethics, and our Code of Ethics more broadly.

All of our suppliers are required to adhere to our Code of Ethics, and we now embed the Ten Principles of the UN Global Compact into contracts with suppliers and partners. In 2020, we fully revised our annual supplier sustainability survey to align with our expectations on human rights, the environment and anti-corruption across our supply chain.

Conflict Minerals Policy

The Company is committed to the responsible sourcing of conflict minerals and it supports the humanitarian goal of ending violent conflict in the Covered Countries. Among other things, the Company’s corporate policy expresses that it continues to promote and encourage its suppliers to conduct conflict-free sourcing from the Covered Countries, and to use responsible sourcing practices. The Company expects its suppliers to conduct due diligence on their respective supply chains and to assist the Company with compliance with these rules. To the extent that a supplier refuses to cooperate with the Company’s compliance efforts, we may reconsider our supply arrangement and implement available remedies.

The Company’s Conflict Minerals Policy is publicly available on the Company’s website at https://www.clarios.com/docs/default-source/default-document-library/supplier-portal-documents/clarios-cm-policy-.

Human Rights Policy

We are committed to respecting and protecting human rights throughout our operations. In addition to promoting responsible sourcing, we recognize the need to focus our efforts on mitigating risks associated with conventions from the UNGC and the International Labour Organization (ILO). Clarios’ Human Rights Policy aligns with the Modern Slavery Act 2015 and complies with all national and local laws and regulations of the countries in which it operates.

The Company’s Human Rights Policy is publicly available on the Company’s website at https://www.clarios.com/docs/default-source/default-document-library/human-rights-policy---2-6-20ed9aa0c3d7094992804864f180608ec0.pdf?sfvrsn= a9195fb2_0.

Supplier Engagement

The Company is committed to the responsible sourcing of conflict minerals in accordance with the Responsible Minerals Initiative (“RMI”), formerly the Conflict-Free Sourcing initiative (“CFSI”). Founded in 2008 by members of the Responsible Business Alliance and the Global e-Sustainability Initiative, the RMI has grown into one of the most utilized and respected resources for companies from a range of industries addressing responsible mineral sourcing issues in their supply chains.

Clarios continued to promote and encourage suppliers to conduct conflict-free sourcing from the Covered Countries, and to use responsible sourcing practices. We expect our suppliers to conduct due diligence on their respective supply chains and to assist us with our compliance with these rules. In addition, as Clarios renews or enters into new agreements with suppliers with products that may contain Conflict Minerals, the Company includes a conflict minerals compliance provision.

To the extent that a supplier refuses to cooperate with our compliance efforts or does not conduct conflict-free sourcing from the Covered Countries, we may reconsider our supply arrangement and implement remedies available to us.

Likewise, as a supplier, the Company is committed to assisting its customers with fulfilling their legal obligations under the conflict minerals rules. The processes and systems we have put in place to support our compliance with the conflict minerals rules are also expected to help us provide our customers with appropriate information to assist in their compliance efforts.

The Company’s supplier resource page is located at https://www.clarios.com/for-suppliers.

Records Management

The Company retains relevant conflict minerals documentation in accordance with its existing corporate retention policy and procedures.

Grievance Mechanism

The Company maintains a web- and telephone-based, 24-hour Integrity Helpline (http://www.clariosintegrityhelpline.com/), providing any interested party with a confidential reporting mechanism to communicate concerns regarding the Company’s supply chain or other matters. Our internal specialists track information relative to Conflict Minerals via this mechanism.

2.	Identify and Assess Risk in the Supply Chain

The Company sources the tin used in our products directly from smelting partners (“In Scope Suppliers”). These smelting partners are listed in Annex 1. We require these In Scope Suppliers to submit a standard Conflict Minerals Reporting Template (“CMRT”) that adheres to RMI’s Responsible Minerals Assurance Process (“RMAP”) protocols.

The Company collects and processes the data provided by these suppliers through their completion of the CMRT to determine whether any percentage of sourced tin originated in the Covered Countries. The Company reviews and monitors its supplier’s CMRT data using tools and resources available from RMI, such as the RMAP conformant smelter/refiner status and Reasonable Country of Origin sourcing Information (“RCOI”), as well as other publicly available sources of information. To help determine reasonable country of origin, we continue to monitor and rely upon the RMI’s progress in dispositioning smelters and refiners.

We make further inquiries to suppliers if additional information or clarification is needed. From this information the Company determines whether any percentage of sourced 3TG materials originated in the Covered Countries. The Company requires that these In Scope Suppliers refresh this information on an annual basis. Additionally, we compare the updated list of facilities that are certified by the RMI as conflict free smelters or refiners against our own CMRT results.

3.	Design and Implement a Strategy to Respond to Identified Risks

Clarios’ Enterprise Risk Management (“ERM”) process provides the Company with a common framework and terminology to ensure consistency in identification, reporting, analytic and management of key risks. It is also linked to the strategic-planning process, compliance, and internal audit and includes a formal process to identify and document the key risks perceived by a variety of stakeholders. Any concerns with tin supplier responses through the data collection process are brought to the attention of the procurement, sustainability, and risk management teams for further review and action.

We require all In Scope Suppliers to adhere to the RMI RMAP process by providing us with a CMRT. We make further inquiries to suppliers if additional information or clarification is needed.

To help determine reasonable country of origin, we continue to monitor and rely upon the RMI’s progress in dispositioning smelters and refiners. Additionally, we compare the updated list of facilities that are certified by the RMI as conflict free smelters or refiners against our own CMRT results.

In order to further mitigate the risk that conflict minerals in the supply chain benefited armed groups in the Covered Countries and to identify the origin of those minerals, the Company will continue to initiate efforts to strengthen the response rate and the completeness of the surveys:

•	By continuing to require that In Scope Suppliers provide an annual CMRT;

•	By directing In Scope Suppliers to its corporate policy with respect to the sourcing of conflict minerals;

•	By following up with In Scope Suppliers who indicate that they might be sourcing conflict minerals from the Covered Countries; and

•	By obtaining minerals from smelters which are “active” or “compliant” according to the RMAP process.

4.	Utilize Independent Third-Party Audit of Smelters’/Refiners’ Due Diligence Practices

The Company requires that its In Scope Suppliers be “active” or “compliant” as defined by RMI’s RMAP protocols.

5.	Report Annually on Supply Chain Due Diligence

This Report (and the related Form SD) was filed with the SEC and is available on the Company’s website at www.clarios.com and is also available on Brookfield Business Partners’ website at https://bbu.brookfield.com.

B.	Due Diligence Results

As described above, we require all In Scope Suppliers to submit a standard CMRT that adheres to RMI’s RMAP protocols.

Based on a review of the received and accepted responses, 6% of the suppliers acknowledged that they sourced 3TG minerals (tin) from the Covered Countries. 100% of those suppliers indicated that they are “active” or “compliant” as defined by the RMAP protocols.

CY2020 Survey Results
Metric (for Calendar Year 2020)	Number	%
Total Suppliers	16
In-Scope Suppliers (for 2020)	16
Survey sent	16	100%
Responses received and accepted	16	100%
Responses in process (including rejected)	0	0%
Responses not received	0	0%

Total	16

CY2020 RCOI and Due Diligence Results
Metric (for Calendar Year 2020)	Clarios	%
Responses received and accepted	16
No 3TG	0	0%
Acknowledged 3TG sourced from DRC	1	6%
Confirmed RMI Compliant	1	100%
Acknowledged 3TG Not Sourced from DRC	15	94%

Total	16

V.	Determination

Based on the data collected by the Company through the RCOI, we have determined our products are “DRC conflict undeterminable” for the 2020 calendar year. This means that we are unable to determine, after exercising due diligence as described above, whether or not such products qualify as “DRC conflict free”. Accordingly, the Report presented herein is not subject to an independent private sector audit.

This Report includes forward-looking statements, within the meaning of applicable securities laws, regarding Clarios and its business that involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “expects,” “plans,” “intends,” “seeks”, “will,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance. Neither Brookfield Business Partners nor Clarios assumes any obligation to revise or update any forward-looking statements for any reason, except as required by law.

ANNEX I : Smelter and Refiner Lists

List 1: Smelters and refiners of 3TG reported in Clarios’ supply chain as of December 31, 2020.

RMI Smelter Identification Number	Metal	Smelter Name	Smelter Location
CID000438	Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)
CID001105	Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
CID001173	Tin	Mineracao Taboca S.A.	BRAZIL
CID001182	Tin	Minsur	PERU
CID001337	Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)
CID001460	Tin	PT Refined Bangka Tin	INDONESIA
CID001477	Tin	PT Timah Tbk Kundur	INDONESIA
CID001482	Tin	PT Timah Tbk Mentok	INDONESIA
CID001898	Tin	Thaisarco	THAILAND
CID002036	Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL
CID002773	Tin	Metallo Belgium N.V.	BELGIUM
CID001460	Tin	PT Refined Bangka Tin	INDONESIA
CID003325	Tin	Tin Technology & Refining	UNITED STATES OF AMERICA
CID002756	Tin	Super Ligas	BRAZIL
CID002500	Tin	Melt Metais e Ligas S.A.	BRAZIL
CID001399	Tin	PT Artha Cipta Langgeng	INDONESIA